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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. *)


                           Grant Geophysical Inc
                              (Name of Issuer)

                              Common Stock

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                    (Title of Class of Securities)

                                0038808510
                              (CUSIP Number)

                          Benjamin L. Douglas, Esq.
                         Shartsis Friese & Ginsburg
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

                              November 2, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)
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SCHEDULE 13D

CUSIP No. 0038808510                                        Page 2 of 6 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Richard C. McKenzie, Jr.
     SSN: ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       / /
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3    SEC USE ONLY
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4    SOURCE OF FUNDS

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               /X/
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  730,100
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   0
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   730,100
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     730,100
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%
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14   TYPE OF REPORTING PERSON
     IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 0038808510                                        Page 3 of 6 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Grant Geophysical Inc ("Grant"). The principal executive office of Grant is located at 16850 Park Row, Houston, Texas 77084.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a)  Richard C. McKenzie, Jr. ("McKenzie").

     (b) McKenzie's business address is 500 Drakes Landing Road, Greenbrae, California 94904.

     (c) McKenzie's present principal occupation is as President of McKenzie, Walker Investment Management, Inc. ("MWIM"), an investment advisory firm whose address is 500 Drakes Landing Road, Greenbrae, California 94904.

     (d) During the last five years, McKenzie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) On July 16, 1996, the Securities and Exchange Commission entered an order (the "Order") (SEC File No. 3-9043) finding that (a) MWIM willfully violated Section 206(2) of the Investment Advisers Act of 1940 (the "Advisers Act") by failing to disclose to its current or prospective clients between August 1, 1992, and September 30, 1993, the material facts of its practice of generally favoring its performance-based fee clients in the allocation of equity trades and hot issue securities, and specifically favoring certain of its performance-based fee clients over others of such clients, and
(b) McKenzie, MWIM's sole shareholder, director, officer and primary portfolio manager, willfully aided, abetted and caused such violations. The Order censures MWIM and McKenzie, orders them both to cease and desist from committing or causing any violations of, and any future violations of,
Section 206(2) of the Advisers Act and orders MWIM to pay disgorgement in the amount of $224,683 plus $35,974 in prejudgment interest and a civil penalty of $100,000.

          During the last five years, McKenzie was not a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  McKenzie is a citizen of the United States of America.

SCHEDULE 13D

CUSIP No. 0038808510                                        Page 4 of 6 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser                Source of Funds          Amount

McKenzie                 Personal Funds           $2,188,874.30


ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisition of the Stock reported herein was and is investment.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.


The total ownership of the Stock by McKenzie at the date hereof is 730,100 shares, which represents 5.4% of the total shares of Stock outstanding.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned               Voting Power        Dispositive Power
Name           Number    Percent   Sole      Shared    Sole      Shared

McKenzie       730,100    5.4%     730,100     -0-     730,100     -0-


McKenzie effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by McKenzie since September 5, 1995.

   Buy                    Number        Price            Broker
 or Sell     Date         of Shares     Per Share        Used

    S      01/09/95        10,000         2.37          CANT
    S      09/07/95        15,000         2.50          CANT
    B      10/30/95        40,000         2.06          HERZ
    B      10/31/95        10,000         2.12          CANT
    B      10/31/95        67,000         2.06          HERZ
    B      11/02/95       150,000         2.06          JEFF
    S      11/07/95        50,000         2.28          JEFF
    S      11/08/95         7,800         2.37          CANT
    S      11/08/95           300         2.37          JEFF
    B      11/16/95       100,000         2.37          CANT
    B      11/16/95         5,000         2.31          HERZ
    S      11/20/95        17,500         2.69          CANT
    S      11/28/95        10,000         2.48          JEFF
    S      01/04/96        10,000         2.64          CANT
    S      01/08/96        40,000         2.69          CANT

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SCHEDULE 13D

CUSIP No. 0038808510                                    Page 5 of 6 Pages

ITEM 5. (Continued)

    S      01/08/96         5,000         2.75          HERZ
    S      01/09/96         9,800         2.68          CANT
    S      01/09/96         7,500         2.68          CANT
    S      01/09/96        10,000         2.68          CANT
    S      01/09/96         5,000         2.64          HERZ
    S      01/09/96        12,500         2.64          HERZ
    S      01/09/96        10,000         2.64          HERZ
    S      01/10/96         2,500         2.62          HERZ
    S      01/19/96         8,000         2.69          HERZ
    S      01/19/96         2,000         2.69          HERZ
    S      01/19/96        10,200         2.62          CANT
    S      01/22/96        10,000         2.69          HERZ
    S      01/23/96        17,800         2.69          JEFF
    S      02/21/96        15,000         2.50          JEFF
    S      02/23/96        12,000         2.50          JEFF
    S      03/04/96        10,000         2.56          CANT
    S      03/05/96        10,000         2.56          CANT
    S      03/12/96        14,900         2.56          JEFF
    S      03/12/96        20,000         2.56          CANT
    B      03/14/96        40,500         2.62          CANT
    B      03/14/96        10,000         2.62          HERZ
    S      03/19/96        17,500         3.10          CANT
    S      03/20/96        21,000         3.14          CANT
    S      03/21/96         1,500         3.22          CANT
    S      03/21/96        15,500         3.22          CANT
    S      03/22/96        12,500         3.25          CANT
    S      03/22/96         4,000         3.25          HERZ
    S      03/25/96           800         3.25          CANT
    S      03/26/96        10,000         3.12          JEFF
    S      03/27/96         6,000         3.19          HERZ
    S      03/27/96        24,000         3.19          HERZ
    S      03/27/96        11,700         3.12          CANT
    S      03/28/96        30,000         3.12          JEFF
    S      04/01/96        10,000         3.12          JEFF
    S      04/01/96        11,000         3.12          JEFF
    S      04/02/96        15,000         3.12          JEFF
    B      04/04/96         1,000         3.25          HERZ
    S      04/08/96        16,000         3.41          HERZ
    S      04/08/96        21,500         3.35          JEFF
    S      04/09/96        10,000         3.56          JEFF
    S      04/09/96         6,000         3.58          HERZ
    S      04/10/96        20,000         4.00          JEFF
    S      04/10/96         8,000         4.06          HERZ
    S      04/11/96        27,500         4.05          JEFF
    S      04/11/96         5,000         4.06          HERZ
    B      04/26/96        10,000         3.87          CANT
    B      04/29/96        41,000         4.02          HERZ
    S      04/30/96         8,000         4.44          HERZ
    S      04/30/96        10,000         4.44          CANT
    S      05/01/96         5,000         4.56          HERZ
    S      05/02/96         7,000         4.44          HERZ
    B      05/20/96        15,000         4.06          HERZ
    B      05/20/96        75,000         3.94          JEFF

SCHEDULE 13D

CUSIP No. 0038808510                                    Page 6 of 6 Pages

ITEM 5. (Continued)

    B      06/17/96         7,500         4.00          HERZ
    B      06/17/96        15,000         4.00          JEFF
    B      06/24/96        14,900         3.87          JEFF
    B      06/28/96        10,000         3.62          JEFF
    B      06/28/96        45,000         3.62          HERZ
    B      07/01/96        25,000         3.69          HERZ
    B      07/02/96         8,700         3.75          JEFF
    B      07/03/96         5,000         3.69          JEFF
    B      07/09/96        30,000         3.67          HERZ
    B      07/10/96        19,000         3.81          HERZ
    B      07/29/96        35,000         2.87          JEFF
    B      08/02/96        15,000         2.75          JEFF
    B      08/02/96        20,000         2.87          HERZ
    B      08/06/96        20,000         2.87          HERZ
    B      08/06/96        10,000         2.94          HERZ
    B      08/09/96        15,000         2.50          HERZ
    B      08/14/96         5,000         2.31          HERZ
    B      08/16/96        15,000         2.19          HERZ
    B      08/16/96        15,000         2.19          HERZ
    B      08/28/96        10,000         2.00          HERZ
    B      08/29/96        10,000         2.03          HERZ
    B      09/03/96        60,000         1.78          HERZ

CANT = Cantor
HERZ = Herzog
JEFF = Jeffries

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:     November 7, 1996.



/s/  Richard C. McKenzie, Jr.
    Richard C. McKenzie, Jr.

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